UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
（Stock code 00670）

 NOTIFICATIONLETTER

Dear Investor (Note 1),	29 April 2010

China  Eastern Airlines  Corporation  Limited  (the  “Company”)
Notice of publication of the Annual Report 2009, the Notice of Annual General Meeting and Resignation of Directors of the Company (the “Current Corporate   Communication”)

The English and Chinese versions of the Current Corporate Communication are available on the Company’s website at www. ceair.com and the website of The Stock Exchange of Hong Kong Limited at  www.hkexnews.hk. You may access the Current Corporate Communication on those websites.

If you would like to receive the printed version of the Current Corporate Communication or future Corporate Communication of the Company (Note 2), please complete the request form (which may also be downloaded from the websites mentioned above) on the reverse side (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to affix a stamp when returning if it is being posted in Hong Kong. Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a. m. to 6:00 p. m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of China Eastern Airlines Corporation Limited Luo Zhupi ng Director and Company Secretary

Note 1:
This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communication via website version. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form enclosed.

Note 2:	Corporate communication (“Corporate Communication”) of the Company includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a reply slip.

Request Form

To:
China Eastern Airlines Corporation Limited (the “Company”)
(Stock code: 00670)
c/o Hong Kong Registrars Limited
(the “Hong Kong Share Registrar”)
17M Floor,
Hopewell Centre, 183 Queen’s Road East,
Wanchai, Hong Kong

I/We would like to receive the following Corporate Communication of the Company as indicated below:

(Please mark ONLY ONE（X）of the following boxes)

☐	to receive printed copy of the CURRENT Corporate Communication only; OR

☐	to receive printed copies of the CURRENT Corporate Communication and ALL FUTURE Corporate Communication.

Name(s)#	Date
(Please use ENGLISH BLOCK LETTERS )

Address#
(Please use ENGLISH BLOCK LETTERS )

Contact telephone number	Signature

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

Notes:

1.	Please complete all your details clearly.

2.
This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communication via website version.

3.	Any form with more than one box marked (X), no box marked (X), no signature or otherwise incorrectly completed will be void.

4.	The above instruction will apply until you notify to the Company c/o the Hong Kong Share Registrar to the contrary or unless you have at anytime ceased to have H shares shareholdings in the Company.

5.	We do not accept any special or other instructions written on this Request Form.

*The Current Corporate Communication refers to the annual report 2009 of the Company, and the notice of annual general meeting and resignation of directors of the Company dated 28 April 2010.

MAILING LABEL
Please cut the mailing label and stick this on the envelope and return this Request Form to us. No postage is necessary if posted in Hong Kong.	Hong Kong Registrars Limited Freepost No. 37 Hong Kong